Exhibit 99.2

Othership Partners with ScaleHR to Empower Canadian HR Professionals with Workplace Intelligence Solution

Vancouver, British Columbia (March 11, 2026) — Leading workplace intelligence platform Othership announces a new partnership with Jeff Waldman and ScaleHR, a strategic advisory and growth platform focused on emerging HR, recruitment, and work technology companies. Through this collaboration, the two organizations will empower ScaleHR’s network of 30,000+ HR leaders and practitioners with a workplace intelligence solution that bridges the gap between workspace optimization and employee engagement.

“Most organizations today have adopted more flexible hybrid work models. Yet, these changes introduce a level of organizational complexity that legacy workplace management tools were never designed to handle,” said Othership founder Arnaud Mardegan. “Workplace intelligence platforms, like Othership, instead shift the focus from space management to organizational redesign, by giving HR leaders and executives the tools to optimize policies, reduce real estate costs, and eliminate capital waste.”

The partnership with Othership will culminate with a live webinar on June 2, 2026, bringing together HR leaders, peers, and industry experts for an interactive learning experience. During the event, Othership and ScaleHR will explore the concept of workplace intelligence, and how it shapes performance, culture, and organizational strategy.

“HR and business leaders are under growing pressure to make smarter decisions about how work happens — where people work, how workplaces are used, and how to balance flexibility with performance,” said Jeff Waldman, Founder of ScaleHR. “Platforms like Othership represent the next generation of workplace technology, where data and intelligence help leaders move beyond assumptions and make better decisions that benefit both the business and the people who power it”.

As a leading workplace intelligence solution, Othership serves as a unified decision infrastructure, providing organizations with data-driven insights into how they operate. By giving both executives and employees visibility into who is working — where, when, and how — the platform supports smarter planning, reduces wasted space, improves sustainability and productivity, and reshapes offices for connection and collaboration.

About Othership

Othership, a subsidiary of ZenaTech Inc., is a cloud-based workplace intelligence platform that uses data-driven insights to help organizations optimize workspaces, reduce real estate spend, eliminate capital waste, and increase employee engagement. The platform provides executives and HR leaders with access to 30,000+ workspaces worldwide, as well as clear visibility into their existing space utilization, workforce deployment, and operational performance to inform strategic decision-making. Othership supports smarter planning, improved sustainability, and enhanced workplace culture, aligning corporate goals and employee needs.

Contact for more information:

Celeste Maridat

PR & Communications Specialist

ZenaTech, Inc.
media@zenatech.com

Safe Harbor

This press release and related comments include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of Othership and reflects management’s expectations and projections regarding Othership’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to Othership’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; Othership's ability to deliver products to the market as currently contemplated, including Workspace Finder and Workplace Manager; Othership's ability to develop products for markets as currently contemplated; Othership’s anticipated cash needs and its needs for additional financing; Othership’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which its parent, ZenaTech, operates; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of Othership; Othership’s expected business objectives for the next twelve months; Othership’s ability to obtain additional funds as required including from its parent, ZenaTech, or affiliated companies; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, rules and regulations; and other related risks and uncertainties disclosed under the heading “Risk Factors“ in ZenaTech's filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. Othership undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.